UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release
Paris, 19 May 2015

NOT FOR DISTRIBUTION IN CANADA, AUSTRALIA OR JAPAN

Orange welcomes the authorization by the European Commission of the proposed acquisition of Jazztel

Orange is satisfied with the decision announced today by the European Commission authorizing it to take control of Jazztel, a publicly traded company in Spain (BMAD:JAZ), as part of the friendly takeover bid (still subject to the approval of the CNMV) announced on 15 September 2014.

This agreement follows an analysis of the Spanish competitive environment by the European Commission, supported by constructive exchanges with Orange, that was made particularly complex due to the rapid evolution of the market towards fixed-mobile convergence, the deployment of very high-speed broadband networks and rising consumer demand for content-rich offers.

In connection with this authorization, Orange has made a series of balanced commitments which, while meeting the Commission’s wish to maintain the competitive intensity of the fixed market in Spain, preserve the Group’s goals in terms of synergies, convergence and fibre deployment. As part of the agreement, Orange will sell a fibre network representing 720,000 homes, largely composed of redundant connections between the existing networks of Orange and Jazztel. The conditions of this sale ensure that no redeployment of fibre will be necessary in the areas divested. In addition, Orange will temporarily provide the buyer with a wholesale subscription offer to Jazztel’s ADSL network. If necessary, Orange will provide the buyer a mobile wholesale offer if it does not already have a 2G, 3G and 4G access.

The proposed acquisition of Jazztel aims to give rise to the second-largest fixed broadband operator and one of the most dynamic players in the Spanish mobile market. Also, Orange plans to significantly accelerate fibre deployment in Spain in the coming years. By the end of 2016, more than 10 million Spanish homes will be able to benefit from Orange’s fibre offers.

This deal is expected to generate total synergies for the combined business estimated at 1.3 billion euros, in particular through the savings achieved in operating costs and network investments.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 155,000 employees worldwide at 31 March 2015, including 98,000 employees in France. Present in 29 countries, the Group has a total customer base of 247 million customers worldwide at 31 March 2015, including 188 million mobile customers and 16 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentiels2020” which places customers’ needs at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or follow us on Twitter: @presseorange.

Orange and any other Orange product or service cited in this press release are trademarks held by Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93
Tom Wright; tom.wright@orange.com
Olivier Emberger; olivier.emberger@orange.com

1

This press release contains Orange’s estimates and other forward-looking statements that involve risks and uncertainties, including references concerning expected future synergies, as well as its future growth, prospects and profitability, which could cause actual results to differ materially from those contained in such estimates and forward-looking statements.

Many of these risks and uncertainties are related to factors that Orange can neither control nor estimate with precision, such as future market conditions, approvals to be granted by relevant competent authorities or the responses from buyers, shareholders, investors or other market actors.

In this press release, all information relating to Jazztel has been based on or extracted from public information. Any statements made in this release that are not statements of historical fact, including statements about Orange’s beliefs and expectations and statements about Orange’s proposed acquisition of Jazztel, are forward-looking statements and should be considered as such.

Actual events or results may differ from those described in this press release due to a number of risks and uncertainties that are described within the 2013 Registration Document filed with the Autorité des Marchés Financiers (AMF) on 7 April 2015 and in Orange’s Form 20-F annual report filed with the Securities and Exchange Commission on 14 April 2015.

Orange does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

DISCLAIMERS

This press release shall not be published in, distributed or sent to any jurisdiction or territory in which its publication or the offers referred to herein might be illegal or would require any registration or filing of additional documentation, and the persons that receive this press release will not be allowed to publish it in, distribute or send it to such jurisdictions or territories. This press release may not be published, distributed, diffused or otherwise sent into Canada, Australia or Japan. This press release does not constitute nor form part of an offer to sell securities or the solicitation of an offer to buy securities in the United States or any other jurisdiction.

ORANGE

Date: May 19, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations